Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 90 to Registration Statement No. 33-45961on Form N-1A of our report dated May 17, 2013, relating to the financial statements and financial highlights of Ivy Emerging Markets Equity Fund (formerly Ivy Pacific Opportunities Fund), a series of Ivy Funds, appearing in the Annual Report on Form N-CSR of Ivy Funds for the year ended March 31, 2013. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Custodial and Auditing Services” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Kansas City, Missouri

January 28, 2014